

Deepak Goyal · 3rd

Co-Founder and CEO at eZdia Inc.

San Francisco Bay Area · 500+ connections · **Contact info**

eZdia Inc.

Indian Institute of Technology, Roorkee

Experience



eZdia Inc.
8 yrs 6 mos

○ **Co-Founder and CEO**
Mar 2018 – Present · 2 yrs 9 mos
San Francisco Bay Area

We are disrupting the way eCommerce creates content today. Our content creation platform, CrewMachine™ brings a unique way of creating the eCommerce product content using Artificial intelligence/Machine learning and crowdsourcing via a network of 35,000+ subject matter experts.

The platform is being used by some of the known name like Walmart, Amazon, NewEgg etc. and many mid size brands and retailers for past couple of years. We're expanding our offering to 1000+ mid size retailers and Brands.

○ **CO-Founder and Head of products.**
Jan 2017 – Mar 2018 · 1 yr 3 mos

○ **Co-Founder and CTO**
Jun 2012 – Dec 2016 · 4 yrs 7 mos
Redwood city CA

We are disrupting the way eCommerce creates content today. Our content creation platform, CrewMachine™ brings a unique way of creating the eCommerce product content using Artificial intelligence/Machine learning and crowdsourcing via a network of 35,000+ subject matter experts.

...see mor



Lead Technical Consultant

Cisco
Nov 2011 – Jun 2012 · 8 mos
San Bruno

Design and Developed Cisco Secure Email Service for Android and iPhone.

Principal Consultant

Docomo Lab
Jul 2011 – Oct 2011 · 4 mos
San Bruno, CA, USA

Real time data Analysis system.
Details: Confidential (About Cloud computing / Android, NOSql, High volume messages data)
Technology used: Android with Mobile Couch, Couchbase, Membase, Lucene-couch, Rabbit MQ, Amazon EC2, Java 1.6, Multithreading

...see mor



Solution Architect

JPMorgan Chase & Co.
Aug 2010 – Jul 2011 · 1 yr
Houston, Texas Area

JP Morgan Chase is one of the world largest financial institution and Investment bank. The application was real time heavy data processing application for the equity trades without any manual intervention. This automation allows bank to scale the business multiple folds.
The challenge in this application was to make it highly scalable and performance ori ...see mor



Solution Architect

Bank of America
May 2009 – Jul 2010 · 1 yr 3 mos
Houston, Texas Area

My Responsibilities as Solution Architect includes:
• Architected the commodity trading solutions to enhance the productivity of traders and analysts; using Web services, Lucene search engine, SOA, advanced Java 1.6 and other J2ee technologies.

...see mor

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Education



Indian Institute of Technology, Roorkee
Master of Technology (M.Tech.), Computer Science
1999 – 2001

Computer Networks, Artificial intelligence,



Devi Ahilya Vishwavidyalaya
BE, Electronic and telecommunications
1995 – 1999

Java, Internet technologies, Robotics

Licenses & certifications



java developer
Sun Microsystems
Issued Jun 2005 · No Expiration Date

See credential

Skills & endorsements

Artificial Intelligence · 8
Neeraj Kumar and 7 connections have given endorsements for this skill

Machine Learning · 10
Neeraj Kumar and 9 connections have given endorsements for this skill

Mobile Applications · 92

Endorsed by **Lincoln Murphy and 2 others who are highly skilled at this**

 Endorsed by **10 of Deepak's colleagues a** Inc.

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